

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia



05006702

March 11, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 March 2005 (ASX Announcement & Media Release – Placement of shares)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 March 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

PLACEMENT OF SHARES

First Australian Resources ("FAR") is pleased to announce that it has reached in-principle agreement with Hartleys Limited to raise approximately $1.29 million (before costs of the issue) through the placement of 15,200,000 shares at 8.5 cents per share with a free one for two attaching 31 July 2005 option. Most of the securities will be placed to international and domestic institutional clients of Hartleys.

Commenting on the placement, FAR Managing Director Michael Evans welcomed the addition of a number of institutional investors to the register and noted that the investment by these groups is an endorsement of the Company's business strategy and recognition of its growing revenue stream from successful exploration in the gulf states of the USA and promising drilling program over the next 12 months.

Attached is an Appendix 3B.

Funds will be used to fund exploration and development studies of the Beibu Gulf project, offshore China, and to contribute toward drilling costs associ ated with the Welder Ranch program, South Grosse Tete, Rainosek and Lake Long projects in the USA.

There is no requirement for shareholder approval to the issue. In accordance with Section 708A(5) and (6), all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act if a Prospectus for continuously quoted securities were to be issued in reliance on Section 713 has been disclosed to the ASX.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website:www.far.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Options 31 July 2005
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,200,000 Ordinary Shares 7,600,000 Options 31 July 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	8.5 cents per Share, with one free July 2005 Option for every two shares applied for. The July 2005 Options have an exercise price of 7 cents each on or before 31 July 2005.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares rank equally with existing Ordinary shares. July 2005 Options rank equally with existing July 2005 Options (FAROA). Options have no voting rights or dividend rights until exercised.
5	Issue price or consideration	Purchase price of 8.5 cents for each share. Attaching July 2005 options are free.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	to fund exploration and development studies of the Beibu Gulf project, offshore China, and to contribute toward drilling costs associated with the Welder Ranch program, South Grosse Tete, Rainosek and Lake Long projects in the USA
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Estimated date 18 March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
204,957,683	Ordinary Shares
113,595,661	31 July 2005 Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,000,000	16 June 2007 Employee Incentive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 – 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securitiesissued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

Items 35 to 42 are not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Director) Date: 11 March 2005

Print name: Michael Evans

== == == == ==

+ See chapter 19 for defined terms.

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 March 2005 (ASX Announcement & Media Release – Welder Ranch Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 March 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

GAS DISCOVERY ANNOUNCED AT WELDER RANCH

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

The Vaquero #1 well has reached planned total depth and following a preliminary interpretation of well logs the following announcement was made to the market in the USA overnight.

Dune Energy, Inc. Announces Major Natural Gas Discovery On Welder Ranch

HOUSTON, Texas, March 14, 2005 -- Dune Energy, Inc. ("Dune" or the "Company") (OTC BB: DENG) announced today that it has made a significant natural gas discovery on its Welder Ranch property, located in Victoria County, Texas. The location for Dune's Vaquero #1 well was drilled utilizing 3D seismic interpretation, in conjunction with extensive geological and engineering analysis of leases acquired by the Company during 2003 and 2004.

The Vaquero #1 encountered significant stacked zones totaling more than 100 feet of gross pay at various depth intervals between 9,000 and 14,000 feet in the Middle Wilcox formation. In order to fully and efficiently develop the numerous pay horizons present, Dune intends to drill several offsetting wells. Testing of the highly geopressured well will commence immediately, to be followed by actual production and sale of natural gas.

Dr. Amiel David, Dune's President and Chief Operating Officer, stated, "We believe that the Vaquero #1 is one of the largest Middle Wilcox discoveries in the Tri-county area of south Texas in recent years. This discovery paves the way for Dune's extensive development program, which will lead to a surge in production and cash flow for Dune over the next several years. Our geological and geophysical team has also identified a number of other very large, high quality, high reserve potential prospects and leads on our Welder Ranch acreage. Dune will continue to review these amplitude anomalies, which could equal or exceed the success of the Vaquero #1."

Alan Gaines, Chairman and CEO, stated, "This enormous discovery validates our strategy with respect to the Welder Ranch, and will greatly increase our proved reserves. In addition to exploiting the numerous offset and twin locations relating to this discovery, Dune fully intends to drill other equally promising prospects on our acreage. By virtue of the success on our Welder Ranch acreage, together with the pending consummation of our acquisition of Barnett Shale natural gas properties announced on March 3, 2005, management is confident that Dune will quickly evolve into a sizeable independent exploration and development company."

Dune Energy, through its 85% owned subsidiary, holds a 64% working interest in the Vaquero #1 well and the surrounding Area of Mutual Interest (AMI).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Dune Energy Release (continued)

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected drilling and development wells and associated costs, statements relating to estimates of, and increases in, production, cash flows and values, statements relating to the continued advancement of Dune Energy, Inc.'s projects and other statements which are not historical facts. When used in this document, the words such as "could," "plan," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although Dune Energy, Inc. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks.

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest.

Commenting on the release FAR executive Michael Evans stated that the release by Dune appears to bode well for FAR shareholders. This is the style of project that we have been specifically targeting in our business model, namely multiple objectives defined by 3D seismic close to infrastructure in one of the best energy markets for natural gas. Subject to further evaluation of results and successful testing we hope to be selling gas at Welder Ranch very soon.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au